UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12080

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Post Properties, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Post Properties, Inc.

4401 Northside Parkway, Suite 800

Atlanta, GA 30327

POST PROPERTIES, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Post Properties, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits and the supplemental schedule for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Post Properties, Inc. 401(k) Plan as of December 31, 2015 and 2014 and the changes in its net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Warren Averett, LLC
Warren Averett, LLC

Atlanta, Georgia

June 9, 2016

POST PROPERTIES, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
Investments, at fair value
Mutual funds and cash	$31,444,910	$32,426,113
Common collective trust	3,298,855	3,276,106
Employer securities	5,413,559	5,917,450

TOTAL INVESTMENTS	40,157,324	41,619,669

Receivables
Notes receivable from participants	808,672	767,131
Employer contribution receivable	771,658	652,015

TOTAL RECEIVABLES	1,580,330	1,419,146

TOTAL ASSETS	41,737,654	43,038,815

Excess contributions payable to plan participants	—	(30,331)

NET ASSETS AVAILABLE FOR BENEFITS	$41,737,654	$43,008,484

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2015

Additions to net assets attributed to:
Contributions
Employer	$797,373
Participants	2,315,160
Rollover	115,899

TOTAL CONTRIBUTIONS	3,228,432
Interest and dividends	830,023
Interest income from notes receivable	30,982

TOTAL ADDITIONS	4,089,437

Deductions from net assets attributed to:
Benefits paid to participants Net depreciation in fair value of investments	4,372,862 882,043
Forfeitures used to offset employer contribution	25,714
Fees and expenses	79,648

TOTAL DEDUCTIONS	5,360,267

NET DECREASE	(1,270,830)
Net Assets Available for Benefits at Beginning of Year	43,008,484

Net Assets Available for Benefits at End of Year	$41,737,654

The accompanying notes are an integral part of these financial statements.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 1 — DESCRIPTION OF THE PLAN

The following is a brief description of the Post Properties, Inc. 401(k) Plan (the “Plan”). Reference should be made to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all full-time employees and part-time employees who have completed 60 days of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may contribute a percentage, up to 100%, of pretax annual compensation, as defined in the Plan not to exceed the amount allowed for income tax purposes. Participants 50 years of age or older may make catch-up contributions as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Post Properties, Inc.’s (the “Company” and “Plan Sponsor”) matching contributions are discretionary and currently the Company matches 50% of employee deferrals up to 6% of eligible compensation. The Company may make additional discretionary contributions, although to date it has not chosen to do so. Prior to 2015, Company contributions allocable to each participant were made in Company common stock. Subsequent to the Company stock contributions, Plan participants had the option of transferring such investment to other investment funds offered by the Plan. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions. Plan earnings (losses) are allocated based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: Participants may direct their contributions and any related earnings into any investment fund option offered by the Plan. Investment options consist of mutual funds, a common collective trust and a Company stock fund. See additional disclosures in Note 3 concerning the Company stock investments.

Voting Rights: Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted proportionately in accordance with instructions received from other participants in the Plan.

Vesting: Participants are fully vested in their contributions and the earnings (losses) thereon. Vesting in Company contributions and related earnings (losses) accrues using a graduated scale based on years of service. To earn a year of service, a participant must be credited with at least 1,000 hours of service during any plan year. Participants are fully vested after five years.

Notes Receivable from Participants: Participants may borrow from their fund account a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Notes are secured by the balance in the participant’s account and currently bear interest at a rates of 4.25% to 4.5% and have a definite repayment period, not to exceed five years except in the case of the purchase of a residence. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: Upon termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a portion of that vested interest.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

Participants may withdraw up to 100% of their rollover account at any time. Participants may withdraw up to 100% of their employee deferrals and 100% of their vested matching and employer discretionary contributions at any time after attaining age 59  1⁄2.

Account balances under $1,000 are automatically distributed upon termination of service.

In the event of a hardship as defined by the Plan, participants may withdraw an amount not to exceed the total of their vested account balance.

Investment and Administrative Expenses: Net expenses associated with individual plan investments as well as those of Transamerica Retirement Solutions, the Plan’s record keeper, are paid by Plan participants. Certain legal, professional fees and other usual and reasonable costs of administering the Plan are paid by the Company.

Excess Contributions Payable: The Plan passed the Actual Deferral Percentage (ADP) discrimination test for 2015 and accordingly did not have to refund excess contributions to highly compensated employees. The Plan failed the test in 2014 and the Company elected to have the highly compensated employees withdraw the excess contributions out of the Plan. These excess contributions totaled $30,331 for 2014 and are included as a liability in the statements of net assets available for benefits as of December 31, 2014.

Forfeited Accounts: Forfeited accounts will be used to reduce future employer contributions. The employer’s contribution receivable at December 31, 2015 and 2014 of $771,658 and $652,015, respectively, is net of the 2015 and 2014 forfeitures of $25,714 and $12,920, respectively. There were no additional forfeitures for future use at December 31, 2015 or 2014.

NOTE 2 — ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the financial statements in conformity with the accrual basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for a discussion of fair value measurements.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net depreciation includes the Plan’s realized gains and losses on investments bought and sold as well as unrealized gains and losses on investments held during the year.

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

Payments of Benefits: Benefits are recorded when paid.

Recently Issued Accounting Pronouncements: In May 2015, Accounting Standards Update No. 2015-07 (“ASU 2015-07”), “Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)”, was issued. This guidance exempts investments measured using net asset value from categorization within the fair value hierarchy (see note 3). Effective for the year ended December 31, 2015, the Plan retrospectively adopted ASU-2015-07. Accordingly, the presentation of the Plan’s investment in the fair value hierarchy as of December 31, 2015 and 2014 in note 3 was amended to conform to this new guidance.

In July 2015, Accounting Standards Update No. 2015-12 (“ASU 2015-12”), “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)”, was issued. ASU 2015-12 clarified certain accounting and disclosure requirements for pension and welfare benefit plans. Effective for the year ended December 31, 2015, the Plan retrospectively adopted ASU-2015-12. Accordingly, the Plan reported its investment in the Common Collective Trust at fair value, using the net asset value practical expedient. Previously, the investment in the Common Collective Trust was valued at fair market value. As such, the Plan eliminated the adjustment from fair market value to net asset value in its statements of net assets available for benefits. At December 31, 2014, the aggregate fair market value of this investment was $44,293 higher than the fair value measured using the net asset value practical expedient. Additionally, the adoption of ASU 2015-12 eliminated certain previously required disclosures related to Plan investments representing more than five percent or more of net plan assets available for benefits as well as the net appreciation/depreciation of plan investments by general investment type. Accordingly, the Plan eliminated these disclosures in the accompanying notes to the financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements.) The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 – Quoted prices in active markets for identical investments.

•	Level 2 – Inputs other than quoted prices that are observable for the investments, either directly or indirectly.

•	Level 3 – Unobservable inputs for the investments.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value. Other than the change in the valuation methodology for the Common Collective Trust (see note 2), there have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Valued at the daily closing price reported by the mutual funds for shares held by the plan at year end. The mutual funds held by the Plan are deemed to be actively traded.

Employer Securities: The Plan’s investment option related to Company common stock consists of the ownership of a common stock fund administered by Transamerica Retirement Solutions, the Plan’s record keeper. The Company common stock fund consists of investments in Company common stock, cash and dividends receivable. The common stock component of the fund is made up of whole shares of common stock and the cash is invested in an interest-bearing account. The interest on the cash investment plus any dividends paid on the Company common stock is reinvested into the fund. The cash component generally represents approximately 2% to 4% of the total fund and provides the fund liquidity for participant redemptions. The shares of Company common stock held by the fund are valued at the quoted market price of the stock at year end.

The unit value of the Company stock fund changes as the market value of the underlying common stock goes up or down. The unit value of the Company common stock fund is calculated on a daily basis. At December 31, 2015, the fund held 287,882 units at a unit value of approximately $18.80. The fund balance of $5,413,559 is comprised of 88,845 shares of Company common stock valued at $5,256,850, cash investments of $118,012, and dividends, interest and other receivables of $38,697. At December 31, 2014, the fund held 325,914 units at a unit value of approximately $18.16. The fund balance of $5,917,450 is comprised of 97,995 shares of Company common stock valued at $5,758,056, cash investments of $120,374, and dividends, interest and other receivables of $39,020.

Common Collective Trust: The Plan’s investment in the Common Collective Trust-Diversified Stable Pooled Fund (the “Trust”) is valued at the fair value, using the net asset value practical expedient, of the units of the Trust. The Trust’s investments are composed of investments in an underlying stable value fund that primarily invests in fully benefit-responsive investment contracts. Fair value, using the net asset value practical expedient under the applicable accounting standards, is the prescribed method for measuring investments in fully benefit-responsive investment contracts.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

The following table presents the Plan’s investments reported at fair value and the related level in the fair value hierarchy as defined by FASB ASC 820 used to measure those investments at December 31:

	Fair value measurements as of December 31, 2015
Investments	Total	Level 1	Level 2	Level 3
Mutual funds	$31,444,910	$31,444,910	$—	$—
Employer securities	5,413,559	5,413,559	—	—

Total assets in the fair market value hierarchy	36,858,469
Common collective trust (1)	3,298,855

Investments at fair value	$40,157,324

	Fair value measurements as of December 31, 2014
Investments	Total	Level 1	Level 2	Level 3
Mutual funds	$32,426,113	$32,426,113	$—	$—
Employer securities	5,917,450	5,917,450	—	—

Total assets in the fair market value hierarchy	38,343,563
Common collective trust (1)	3,276,106

Investments at fair value	$41,619,669

(1)	In accordance with Accounting Standards Subtopic 820-10, investments in the Common Collective Trust that are measured at fair value using the net asset value practical expedient have not been classified in the fair value hierarchy and are listed above to permit a reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for plan benefits.

NOTE 4 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 2011 that the Plan, as designed, is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS

As discussed above, the Plan held 287,882 units in the Company common stock fund at December 31, 2015 with a fair value of $5,413,559. At December 31, 2014, the Plan held 325,914 units in the Company common stock fund with a fair value of $5,917,450.

Certain Plan investments are shares of a Common Collective Trust sponsored by Massachusetts Fidelity Trust Company, an affiliate of Transamerica Retirement Solutions, the Plan’s record keeper. As a result, these transactions qualified as party-in-interest transactions. In addition, the Plan’s record keeper utilizes the services of State Street Bank & Trust Company as custodian and trustee for the remaining investments in the Plan.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

POST PROPERTIES, INC. 401(k) PLAN

Notes to Financial Statements

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

	2015	2014
Net assets available for benefits per the financial statements	$41,737,654	$43,008,484
Excess contributions payable to Plan participants	—	30,331

Net assets available for benefits per the Form 5500	$41,737,654	$43,038,815

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2015:

Decrease in net assets available for benefits per the financial statements	$(1,270,830)
Less: 2014 Excess contributions payable to Plan participants	(30,331)
Add: 2015 Excess contributions payable to Plan participants	—

Decrease in net assets available for benefits per the Form 5500	$(1,301,161)

SUPPLEMENTAL INFORMATION

POST PROPERTIES, INC. 401(k) PLAN

EIN #58-1550675

PLAN #002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
* State Street Bank & Trust Company	Cash Reserve Account	$25,868

	Vanguard 500 Index Fund	5,236,026
	Vanguard Mid Cap Growth Inv	3,972,838
	Goldman Sachs Large Cap Value Fund	3,210,668
	American Century Growth Inv	2,686,292
	BlackRock Global Allocation I	1,914,184
	American Funds Capital World Growth & Income Fund	1,887,495
	PIMCO Total Return Admin Fund	1,484,527
	American Funds EuroPacific Growth Fund	1,130,993
	Goldman Sachs Mid Cap Value Fund	1,028,644
	T. Rowe Price Retirement 2025	898,215
	T. Rowe Price Retirement 2045	892,387
	Vanguard Intermed-Term Bond Index	856,194
	Invesco Real Estate Fund	687,676
	Allianz NFJ Small Cap Fund	600,428
	T. Rowe Price Retirement 2050	594,259
	BlackRock Inflation Protected Bond Fund	543,402
	T. Rowe Price Retirement 2030	527,504
	Janus Triton I	464,909
	T. Rowe Price Retirement 2035	464,833
	Oppenheimer Developing Markets Fund	391,906
	T. Rowe Price Retirement 2040	375,579
	Vanguard Mid Cap Index	351,201
	T. Rowe Price Retirement 2020	276,440
	Vanguard Small Cap Index	248,134
	Vanguard Total International Stock Index	245,224
	T. Rowe Price Retirement 2055	224,564
	Vanguard Treasury Money Market Fund	100,861
	T. Rowe Price Retirement 2010	61,186
	T. Rowe Price Retirement 2015	55,744
	T. Rowe Price Retirement Income	6,678
	T. Rowe Price Retirement 2005	51

	Mutual Fund and Cash Total	31,444,910

* Diversified Investment Advisors, Inc.	Diversified Stable Pooled Fund	3,298,855

** Post Properties, Inc.	Common stock fund	5,413,559

* Various Plan Participants	Participant loans with varying maturities at 4.25% to 4.5% interest rate	808,672

TOTAL		$40,965,996

* - Indicates party-in-interest to the Plan

** - All investments in Post Properties, Inc. common stock, a party-in-interest, are Participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 9, 2016	By:	Post Properties, Inc.,
the Plan Administrator of the 401(k) Plan

/s/ Virginia Means
Virginia Means
Senior Vice President Human Resources Post Properties, Inc.

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Warren Averett, LLC